UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP ENTERS INTO AN AGREEMENT FOR THE INCREASE OF ITS INDIRECT SHAREHOLDING IN PORTGÁS AND SETGÁS

In the context of the implementation of EDP’s strategy for the iberian gas market, the company concluded yesterday negotiations with Endesa Gas, S.A. (“Endesa”) for the acquisition a 49% shareholding in NQF Gás, S.A. (“NQF Gás”) and the respective shareholders loans, for a reference global consideration of €56.5 million (accrued of the corresponding financial costs). NQF Gás directly holds a 25.348% shareholding in Portgás – Sociedade de Produção e Distribuição de Gás, S.A. (“Portgás”) and, indirectly, a 19.8% shareholding in Setgás – Sociedade de Produção e Distribuição de Gás, S.A. (“Setgás”).

Upon completion of this transaction (which is subject to the required authorisations, in particular the decision of non-opposition by the Competition Authority) EDP will be the sole shareholder of NQF Gás, thus increasing its direct and indirect shareholdings in Portgás and Setgás to 72.0% and of 19.8%, respectively.

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt	Portgás is the second largest distributor of natural gas in Portugal, operating in a concession area which includes 29 municipalities within the Oporto, Braga and Viana do Castelo districts.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

Gaz de France and Elyo remain shareholders of Portgás, with a joint shareholding position of 25.34%.

Setgás operates on the Setúbal peninsula districts. The company’s major shareholders are Galp (45%), Eni (21.9%) and Koch (13.2%).

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 7, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer